June 20, 2007
Stephen G. Krikorian
United States
Securities and Exchange Commission
Room 4561
Washington, D.C. 20549

Re:	SEDONA Corp. Form 8-K filed on April 19, 2007 Form 8-K/A filed on May 21, 2007 File No. 0-15864
Dear Mr. Krikorian:
In reference to your letter dated June 13, 2007 to SEDONA Corporation, SEDONA has amended the above-referenced 8-K filings and included the required letter from the former accountant as Exhibit 16 on June 20, 2007.
The Company acknowledges it responsibility for the adequacy and accuracy of the disclosure in the filing. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have additional comments, please do not hesitate to contact us.
Sincerely,
SEDONA Corporation
Marco A. Emrich
President & CEO

Cc:	Tamara Tangen,CPA, United States Securities and Exchange Commission, Division of Corporate Finance Alexandria Kane, White & Williams, LLP File